Exhibit 12(a)

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31,
(Dollars in millions)	2013	2012	2011	2010	2009

Earnings (loss)(a)	$7,153	$7,435	$6,998	$1,944	$(2,822)
Plus:
Interest included in expense(b)	9,267	11,596	13,760	14,403	16,689
One-third of rental expense(c)	143	180	197	206	258
Adjusted "earnings"(d)	$16,563	$19,211	$20,955	$16,553	$14,125

Fixed Charges:
Interest included in expense(b)	$9,267	$11,596	$13,760	$14,403	$16,689
Interest capitalized	27	26	25	39	39
One-third of rental expense(c)	143	180	197	206	258
Total fixed charges	$9,437	$11,802	$13,982	$14,648	$16,986

Ratio of earnings to fixed charges	1.76	1.63	1.50	1.13	0.83

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Includes interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $2,861 million.